EXHIBIT 99.2

Lumenis® Introduces AcuPulse™ for Fractional Laser Treatments

October 1, 2009 – Santa Clara, CA, USA

Lumenis Inc., a global developer, manufacturer and seller of laser, light-based and radio-frequency devices for surgical, aesthetic, and ophthalmic applications, announced today the launch of the AcuPulse™ Fractional CO2 Laser System for aesthetic applications at the American Society of Dermatologic Surgery’s annual meeting in Phoenix this week.

“The AcuPulseTM now gives physicians an affordable and efficient solution to their Pulsed Fractional Skin Resurfacing needs” said Mr. Robert Mann, General Manager of Lumenis Global Aesthetics and Dermatology. “It has been well established that pulsed CO2 lasers are superior in the treatment of wrinkles, skin dyschromias, certain types of scars, and the Lumenis’ AcuPulseTM brings its SuperPulseTM technology with the unmatched fractional scanning excellence of the Lumenis portfolio to give physicians an excellent solution for their practice” added Mr. Mann.

“With the AcuPulseTM now available for Aesthetics, Lumenis will secure its leadership in the Fractional Laser market worldwide” commented Mr. Dov Ofer, Lumenis’ Chief Executive Officer. “There are many mid and low power fractional laser systems available in the market, but Lumenis’ AcuPulseTM, with its SuperPulseTM capability, provides the lowest level of thermal damage with the same precision scanning technology already proven by its “big brother”, the UltraPulseTM. This system will provide the best solution for physicians at this price in the market”, added Mr. Ofer.

About the Business of Fractional Laser Treatments
“Ablative fractional laser skin treatments offer the happy median in the treatment of facial wrinkles. In the past, traditional fully ablative skin resurfacing provided superior results in the resolution of deep facial wrinkles, but patients had to endure several weeks of downtime. With ablative fractional laser treatments patients are offered significant wrinkle resolution with minimal downtime lasting only 4-7 days”, said Dr. E. Victor Ross, Director of the Laser and Cosmetic Dermatology Center of Scripps Health in San Diego, California. “Based on the clinical treatments, we expect histology’s to show that the AcuPulseTM, with its SuperPulseTM mode, ablates tissue in a mode similar to that of the UltraPulse®, which has proven itself a contributor toward excellent patient outcomes. We are excited to see an industry leader listening to the market and making a quality product available to meet the needs of more physicians”, said Dr. Girish Munavalli. Medical Director of the Dermatology, Laser, and Vein Specialists of the Carolinas in Charlotte, North Carolina.

About the AcuPulseTM CO2 Laser System
The AcuPulseTM Fractional CO2 Laser System is the only laser of its kind providing true SuperPulseTM technology, as well as Continuous Wave (CW) technology, combined with the benefits of the legendary scanning heritage within the Lumenis CO2 Product line. With the SuperPulseTM technology Lumenis provides another segment in their pulsed CO2 Fractional Laser Systems other than the UltraPulse®, already proven to be one of the most effective laser systems for fractional laser treatments of the skin. With less thermal damage per treatment spot than standard CW lasers, the AcuPulseTM with SuperPulseTM technology is poised to be a significant player in the mid-price point fractional laser system landscape, rounding off the Lumenis portfolio for this application. The scanning technology for the deep fractional application is a direct regeneration of Lumenis’ legendary UltraPulse® DeepFXTM scanner, providing the same spot size and variability in the size, shape, and density of the patterns. In addition to these technology benefits the AcuPulseTM is designed with a state of the art touchscreen user interface and safety control systems to make it an effective, affordable and safe value in the fractional laser market.

To learn more about the AcuPulseTM System, visit www.lumenis.com/acupulse

To learn more about the importance of pulsed laser technology visit www.lumenis.com/checkyourpulse

About Lumenis
Lumenis, the world’s largest medical laser company, is a global developer, manufacturer and distributor of laser, light-based and radiofrequency devices for surgical, aesthetic and ophthalmic applications, with more than 800 employees worldwide.  Lumenis has over 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability. Consequently we are able to deliver premium value and service to our customers. Lumenis’ name is derived from Latin meaning “Light of Life”, highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to: www.lumenis.com or contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® and its logo are trademarks or registered trademarks of the Lumenis Group of Companies.

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